Exhibit 99.1

VIA E-MAIL AND FEDEX DELIVERY

April 13, 2023

Board of Directors

Heliogen, Inc.

130 West Union Street

Pasadena, CA 91103

Dear Members of the Board of Directors:

Continuum Renewables, Inc. (“CRI”) is pleased to submit this non-binding proposal to acquire 100% of the capital stock of Heliogen, Inc. (“Heliogen” or the “Company”) for cash consideration of $.40 per share of common stock. Our proposal, which is based on publicly available information, represents a premium of 60% to the Company’s closing stock price yesterday, April 12, 2023, and a premium of approximately 70% over the Company’s unaffected volume-weighted average price over the last month.

We strongly believe that our proposal represents a compelling opportunity to provide certain and fair value to the Company’s stockholders while eliminating risks associated with the current market and economic environment as well as the Company’s highly uncertain operating prospects.

Continuum Renewables, Inc., a Delaware corporation with offices in Winter Park, FL and Pasadena, CA, was co-founded by me, a 30+-year energy industry executive, and 30+-year entrepreneur Bill Gross of Idealab and Idealab Studio (collectively, “Idealab”). Our largest investors are Prime Movers Lab (‘PML”) and Idealab Studio, LLC. Idealab and Prime Movers Lab, directly or through their respective affiliates, collectively hold a 26%1 interest in Heliogen’s outstanding shares of common stock.

I am CRI’s Chief Executive Officer and Bill Gross serves on its Board of Directors. I have spent my entire career developing and commercializing new energy technologies and products and have over a decade of experience leading energy businesses including General Electric Thermal Power and Mitsubishi Power Americas. My teams and I have launched and commercialized some of the power industry’s most successful products. Bill Gross is Heliogen’s founder and visionary. Together, we possess an intimate knowledge of the Company, and we are confident in our ability to close the proposed transaction in an efficient and expeditious manner.

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1 Based on reported aggregate amount of beneficially owned shares reported on Schedule 13 filings of William Gross and Dakin Sloss with percentage calculated based upon 195,775,938 shares of common stock outstanding as of March 23, 2023, as disclosed in the Company’s December 31, 2022, Form 10K filed March 29, 2023.

Board of Directors of Heliogen, Inc.

April 12. 2023

Page 2.

We are confident we can access the capital necessary to complete the proposed transaction and we will not require any financing condition in the definitive agreements relating to the transaction. We do not anticipate any antitrust or other regulatory issues that could extend the normal timetable for completing a transaction of this nature. We have retained Winston & Strawn LLP as legal counsel in connection with this proposed acquisition. Our proposal is subject to execution of a definitive transaction agreement and completion of confirmatory due diligence review of the Company, which we are prepared to commence immediately. Given our extensive history with the Company, we expect that our due diligence will be expedited and highly focused, provided we receive the Company’s cooperation and appropriate access to management and the requisite information. We are particularly interested in assessing the current and projected cash burn rate, to assess the projected cash position on the close date of this proposed transaction. Based on the results of such confirmatory diligence, and a better understanding of the Company’s willingness to proceed with a transaction in a timely manner, we would be prepared to discuss a potential increase in our proposed purchase price.

The Company’s March 28th earnings call and related disclosures, including the decision to suspend guidance on future financial performance and to initiate cost cutting measures to address an extended and uncertain path to liquidity, highlight the operating challenges confronting the Company. Given this uncertainty, we do not believe the recently filed registration statement relating to the Company’s potential issuance up to $150 million in securities represents a viable financing strategy, and in fact, presents a more certain likelihood of costly dilution to existing stockholders.

Consistent with the Board’s obligation to engage in earnest to maximize stockholder value, we request that the Company promptly contact us to arrange for an opportunity to discuss our proposal. We stand ready to enter into an appropriate confidentiality agreement to commence our due diligence immediately. If you have any questions or require additional information regarding our proposal, please do not hesitate to contact me:

Paul F. Browning Chief Executive Officer Continuum Renewables, Inc. E-mail: paul@continuumrenewables.com

Given their respective ownership interests in CRI and the Company, Idealab and PML are required to publicly file this letter under applicable federal securities laws. We sincerely hope that the Board will work with us to maximize value for all Heliogen stockholders, and we look forward to receiving a response in an expeditious manner.

/s/ Paul F. Browning
Paul F. Browning
CONTINUUM RENEWABLES, INC.

Continuum Renewables | 140 West Union, Pasadena, CA 91103 | 626-585-6900